UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

1

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80
Company Registry (NIRE): 33300275410

Publicly-held Company

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 26, 2011

As the secretary of the Board of Directors’ Meeting of Contax Participações S.A. held on October 26, 2011, I CERTIFY that item 5: “Cancellation of Contax Participações ADRs” of this meeting has the following wording:

“Regarding item 5 of the Agenda, the cancellation of American Depositary Receipts – ADRs in the U.S. OTC market (CTXNY) was authorized, considering: that they represented 1.2% of preferred shares, 0.75% of total shares and market cap of Contax Participações on September 31, 2011; (ii) the low ADR liquidity levels; (iii) the reduction in expenses; and (iv) that most foreign investors invest directly in Contax Participações through the Bovespa. The Company’s Board of Executive Officers is authorized to implement the hereby approved matter.”

These minutes were signed by the attending members who represent the majority of the members of the Board of Directors, as follows: (signatures) Fernando Antonio Pimentel Melo (Chairman); Cristiano Yazbek Pereira; Alexandre Jereissati Legey (alternate); Carlos Fernando Horta Bretas (alternate); Rafael Cardoso Cordeiro; Shakhaf Wine; Manuel Jeremias Leite Caldas.

Cristina Alves Corrêa Justo Reis

Secretary

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING OF CONTAX PARTICIPAÇÕES S.A.

  December 26, 2011, at 10:30 a.m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 28, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.